August 12, 2003



Dear Hurco Shareholder:

On August 1, 2003, Hurco again extended its tender offer to holders of 99 shares or less. The offer will now expire at 5:00 p.m., New York City time, on Tuesday, September 2, 2003. During this extension, we are continuing to offer $3.35 per share, which represents a premium of 48.9% based on the last sale price of our common stock on July 31, 2003.

Hurco's decision to further extend its offer was made because we have learned that many holders who desire to tender are unable to locate their stock certificates and have encountered difficulty when calling EquiServe Trust Company, the Depositary for the offer, to request assistance. In order to assure that those shareholders who are unable to find their stock certificates are afforded an opportunity to tender their shares, and to make it easier for them to do so without searching fruitlessly for their certificates, we have established the following procedures:

        1. We are enclosing a simple one-page "Lost Securities Affidavit" form, together with another copy of the "Letter of Transmittal" form that was originally sent to you together with Hurco's original Offer to Purchase.

        2. You need only fill in the blanks on the left side of the Lost Securities Affidavit, namely,

o        your name,

o        your address,

o        your telephone numbers, and

o the number of shares you believe you own for which you are unable to locate certificates.

         and sign and date the form where indicated.

        3. We realize that, if you cannot find your stock certificates, you have no way of knowing the certificate numbers. Therefore, you do not have to fill in the blanks on the right side of the form.

        4. You should return your signed and dated Lost Securities Affidavit, with the appropriate information filled in, directly to Hurco Companies, Inc, attention Judy K. Summers, P.O. Box 68180, Indianapolis, Indiana 46268 together with a properly completed and signed Letter of Transmittal indicating your acceptance of Hurco's offer to purchase your shares. We have also enclosed a pre-addressed, postage paid envelope for your convenience.

When we receive these materials from you, we will compare the information you have provided in your signed Lost Securities Affidavit with the corresponding information set forth opposite your name in the company's stockholder records provided to us by EquiServe. If the information you provide is consistent with these records, we will fill in the numbers of your missing stock certificates on your behalf and forward the completed Affidavit, together with your signed Letter of Transmittal, to EquiServe for processing.

Please note that, in reliance upon the statements made in your Affidavit, your lost stock certificates will be cancelled and will be deemed void, even if subsequently found.

There will be no charge to you, by Hurco or EquiServe, for the surety premiums relating to the processing of your lost certificate affidavit. Those premiums, which are payable to Safeco Insurance Co. of America, will be paid by Hurco.

Please note that these procedures are solely for those stockholders who are unable to find their stock certificates. If you do have your certificates, and you wish to tender your shares for purchase by Hurco pursuant to its offer, you should simply deliver those certificates, together with your signed and completed Letter of Transmittal, directly to EquiServe pursuant to the instructions set forth in the original Offer to Purchase previously sent to you.

We also would like to invite you to a brief informational meeting and lunch to be held at Hurco's offices, on August 21 or August 28. At the meeting you will have an opportunity to ask any questions you might have. If you are interested in attending the informational meeting and luncheon, please RSVP to Judy Summers at 317-298-2607 and indicate which date is most convenient for you to attend.

Very truly yours,

/s/ Michael Doar

Chairman and Chief Executive Officer

Enclosure